McCORMICK
CAPITAL
MANAGEMENT, Inc.



     January 31, 2007

     MORE OF THE SAME - THAT'S GOOD.

     Dear Shareholders,

     Since the disastrous stock
     market years of 2000, `01                    [GRAPHIC OMITTED]
     and `02, we have had four
     solid years of recovery in
     2003, `04, `05 and `06. We
     have every reason to believe     "Let's get Junkie--he'll know what to do!"
     that 2007 will be the fifth
     year of recovery, giving patient
     investors double digit returns.

     We have a good start to 2007 with our stock Growth & Income Fund up 2.4% and the S&P 500 index up 1.41% in January. If I could extrapolate that return through the rest of the year, we would have a 28% return by New Year 2008. However, regulations forbid me from making predictions and from past experience, we all know that there will be many ups and downs before we finish the year.

     The foundation for our optimism has been, and continues to be based on the fact that the economy and corporate America are doing well. Corporate earnings and dividends are at record levels, complimented by strong cash flows and improving balance sheets. This is all within the context of modest inflation expectations, a Federal Reserve Board that seems to be satisfied with leaving interest rates unchanged and a world economy which is growing much faster than our domestic economy. This allows our internationally oriented corporations more growth opportunities.

     Of course, I always have to hedge these positive comments with the warning that all bets are off if we encounter an act of terrorism, a natural disaster or some other geopolitical disaster that pushes us to the brink of Armageddon.

     INTEREST RATES/BOND INCOME FUND

     The story for interest rates is similar to the stock market story. We expect more of the same in that interest rates should remain stable in the current range of 4 1/2% to 5%. This is a good environment for fixed income investors to just sit back and collect interest.

     As always, please do not hesitate to call if you have questions. We appreciate your business and we are here to serve your needs.

     Warm Regards,                           NAV VALUE AS OF 1/31/07:

     /s/ Dick McCormick                           Elite Income Fund   $9.77
                                                  Growth & Income     $21.49
     Dick McCormick



PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IS INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH MUST ACCOMPANY OR PRECEDE THIS LITERATURE. READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5863  o  TOLL FREE:  (800) 423-1068  o  EMAIL: MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM
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